Item 2
ICICI Limited

PERFORMANCE REVIEW - FY1999-2000

The Board of Directors of ICICI at its meeting held in Mumbai today, approved the audited accounts of ICICI (NYSE: IC and IC.d) for the financial year ended March 31, 2000 ("FY1999-2000").

Results - Indian GAAP : 41% increase in Q4 Profit after Tax

Profit after tax for Q4:99-2000 increased 41% to Rs. 3.95 billion compared to Rs. 2.80 billion in the corresponding quarter of the previous year. During FY1999-2000, profit before tax and provisions increased 28% to Rs. 20.18 billion from Rs. 15.74 billion in the previous year. Notwithstanding the enhanced provisions and write-offs of Rs. 6.90 billion (Rs. 4.78 billion in the previous year), profit after tax amounted to Rs. 12.06 billion in FY1999-2000. This represented an increase of 21% over the corresponding figure of Rs. 10.01 billion in the previous year.

The Directors have proposed a dividend rate of 55% (Rs. 5.50 per share of Rs. 10/- each) for FY1999-2000 including the interim dividend of 45% declared on March 17, 2000. The summary of the financial statements as per Indian GAAP at March 31, 2000 is enclosed.

Results - US GAAP : 30% increase in Q4 Net Income

The Board of Directors of ICICI also considered the consolidated US GAAP financial statements of ICICI for the financial year ended March 31, 2000.

Net income as per US GAAP for Q4:99-2000 increased 30% to Rs. 2.39 billion (US$ 55 million) compared to Rs. 1.84 billion (US$ 42 million) in the corresponding quarter of the previous year. Net income as per US GAAP for the year ended March 31, 2000 increased 26% to Rs. 9.08 billion (US$ 207 million) from Rs.
7.23 billion (US$ 166 million) in the previous year. Net income for the year ended March 31, 2000 includes a non-recurring expense of Rs. 0.27 billion (US$ 6 million) on account of the Voluntary Retirement Scheme. Net income for these periods excludes extraordinary income and cumulative effect of change in accounting policy. Stockholders' equity as per US GAAP increased 94% during the year to Rs. 70.91 billion (US$ 1.6 billion) at March 31, 2000.

Business Operations : Loan approvals up 37%

During the year ended March 31, 2000, ICICI's approvals increased 37% to Rs.
444.79 billion compared to Rs. 323.71 billion in the previous year. During the same period, ICICI's disbursements increased 34% to Rs. 258.36 billion compared to Rs. 192.25 billion in the previous year.

ICICI launched a number of pioneering financial products including intangible asset financing in the form of `brand financing' and floating rate leases. ICICI's customized approach to specific client requirements has helped it to forge relationships with several leading PSU and multinational clients. While the infrastructure and oil & gas sectors aggregated 42% and 36% of approvals and disbursements respectively, non-project corporate finance assistance accounted for 41% and 47% of approvals and disbursements respectively.

Asset Quality : Decline in net NPA ratio to 7.6% at March 31, 2000 from 8.1% at March 31, 1999

ICICI's net NPA ratio as per Indian GAAP declined to 7.6% at March 31, 2000 from 8.1% at March 31, 1999. Net NPA ratio as per US GAAP was 6.2% at March 31, 2000, down from 6.3% at March 31, 1999. During the year, Indian industry witnessed a recovery from the cyclical downturn of the previous two years and several key sectors of the economy were able to achieve significant growth. ICICI continued to focus on its initiatives in respect of recovery and settlements of problem cases. During the year under review, ICICI settled dues aggregating Rs. 5.15 from 112 cases (Rs. 3.80 billion from 100 cases in previous year). The present value of principal dues settled was about 76% during this period.

e-Commerce initiatives

ICICI's e-commerce focus revolves around web-enabling existing businesses, entering non-traditional high-growth businesses and investing in dot.com companies. ICICI has launched ICICIDirect.com, India's leading stock trading service, with over 20,000 registrations, which offers customers a single-click, hassle free investment experience by seamlessly integrating the customer's brokerage account, savings account and depository account. ICICI has also launched a pioneering closed loop, Internet-based supply chain management solution, which links corporate clients with their vendors and suppliers, and is developing an open payment gateway.

Retail Business : Impressive market share gains

The year under review was marked by ICICI consolidating its presence in retail asset businesses with market share gains in home loans, auto loans and consumer durable loans. Home loans were made available at 13 geographically diverse locations, auto loans in 19 locations and consumer-durable loans at 24 locations. ICICI expanded its retail offering through the launch of additional retail asset products including dealer financing and commercial vehicle loans. Further, ICICI also opened four state-of-the-art Call Centers during the year and 75 ICICI Centres (thin physical distribution points) to complement ICICI's electronic distribution channels.

Resources

During the year under review, ICICI mobilised rupee resources of about Rs.
158.72 billion. Of this about Rs. 25.75 billion was raised through seven public issues of bonds to about 1 million retail investors.

Equity Issue

ICICI successfully completed a three-tier equity offering amounting to about US$ 500 million in September 1999. ICICI became the first Indian company to be listed on the New York Stock Exchange with its US$ 315 American Depositary Shares offering. Equity shares outstanding increased 64% to 785 million at March 31, 2000 from 480 million at March 31, 1999.

Capital Adequacy

Total capital adequacy ratio, as per Indian GAAP, increased to 17.1% at March 31, 2000 compared to 12.5% at March 31, 1999. Tier-1 capital adequacy ratio increased to 11.4% from 8.3% at March 31, 1999.

Performance of Subsidiaries

ICICI Bank's net profit in FY1999-2000 increased 66% to Rs. 1.05 billion from Rs. 0.63 billion in the previous year. Profit after tax of ICICI Securities in FY1999-2000 increased 263% to Rs. 0.72 billion from Rs. 0.20 billion in the previous year. Profit after tax of ICICI Infotech in FY1999-2000 increased 249% to Rs. 0.11 billion from Rs. 0.03 billion in the previous year. ICICI Venture registered more than 500% rise in profits in FY1999-2000 to Rs. 0.38 billion from Rs. 0.06 billion in the previous year.

Summary Profit and Loss Statement (Indian GAAP)

                                                                                       Rs. crore
    ---------------------------------------------------------------------------------------------
                                  Q4:        Q4:       Growth                            Growth
                                1998-99    1999-00        %      FY 1999     FY 2000        %
    ---------------------------------------------------------------------------------------------
    Fund based income             1,888      2,242        18.7      7,033      8,308        18.1
    ---------------------------------------------------------------------------------------------
    Less: Interest and
      depreciation charges        1,510      1,613         6.8      5,638      6,372        13.0
    ---------------------------------------------------------------------------------------------
    Net fund based income           378        629        66.3      1,395      1,936        38.8
    ---------------------------------------------------------------------------------------------
    Add: Fees and commissions       136        119      (12.6)        311        324         4.1
    ---------------------------------------------------------------------------------------------
    Net income from operations      514        748        45.4      1,706      2,260        32.4
    ---------------------------------------------------------------------------------------------
    Less: Operating expenses         69         84        21.6        224        297        32.6
    ---------------------------------------------------------------------------------------------
    Profit from operations          446        664        49.0      1,482      1,963        32.4
    ---------------------------------------------------------------------------------------------
    Add: Other income                34         19      (44.4)         92         55      (40.1)
    ---------------------------------------------------------------------------------------------
    Profit before provisions
      and tax                       479        683        42.4      1,574      2,018        28.2
    ---------------------------------------------------------------------------------------------
    Less: Provisions and
      write-offs                    176        255        44.1        478        690        44.2
    ---------------------------------------------------------------------------------------------
    - For loans & debentures        122        138        12.1        364        462        27.0
    ---------------------------------------------------------------------------------------------
    - For investments                54        117       116.7        114        228        98.8
    ---------------------------------------------------------------------------------------------
    Profit before tax               303        428        41.4      1,096      1,328        21.2
    ---------------------------------------------------------------------------------------------
    Less: Provision for tax          23         33        48.9         95        122        28.4
    ---------------------------------------------------------------------------------------------
    Profit after tax (1)            280        395        40.9      1,001      1,206        20.5
    ---------------------------------------------------------------------------------------------
    (1) Including extraordinary gain of Rs. 19 crore from sale of real estate in FY2000.

Summary Balance Sheet (Indian GAAP)
                                                                     Rs. crore

       ------------------------------------------------------------------------
                                          Mar 31, 1999   Mar 31, 2000  Growth %
       ------------------------------------------------------------------------
       Net loans and debentures              42,211         48,299       14.4
       ------------------------------------------------------------------------
       Other Investments                      2,598          3,075       18.4
       ------------------------------------------------------------------------
       Current assets                         9,685          9,171       (5.3)
       ------------------------------------------------------------------------
       Fixed assets                           3,734          4,499       20.5
       ------------------------------------------------------------------------
       Miscellaneous expenditure                319            346        8.2
       ------------------------------------------------------------------------
       Total assets                          58,547         65,390       11.7
       ------------------------------------------------------------------------
       Shareholders' equity and reserves      5,135          8,023       56.2
       ------------------------------------------------------------------------
       Of which : Equity capital                480            783       63.1
       ------------------------------------------------------------------------
       Preference capital                     1,383          1,308       (5.4)
       ------------------------------------------------------------------------
       Borrowings                            47,659         50,881        6.8
       ------------------------------------------------------------------------
       Current liabilities                    4,370          5,178       18.5
       ------------------------------------------------------------------------
       Total liabilities                     58,547         65,390       11.7
       ------------------------------------------------------------------------

Except for the historical information contained herein, statements in this release which contain words or phrases such as "will", "aim", "will likely result", "believe", "expect", "will continue", "anticipate", "estimate", "intend", "plan", "contemplate", "seek to", "future", "objective", "goal", "project", "should", "will pursue" and similar expressions or variations of such expressions may constitute "forward-looking statements". These forward-looking statements involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. These risks and uncertainties include, but are not limited to our ability to successfully implement our strategy, future levels of non-performing loans, our growth and expansion, the adequacy of our allowance for credit losses, technological changes, investment income, cash flow projections, our exposure to market risks as well as other risks detailed in the reports filed by ICICI Limited with the Securities and Exchange Commission of the United States. ICICI undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date thereof.

For further investor queries:

Contact: A.P Singh at 91-22-653 6262 or email at singhap@icici.com

April 28, 2000

END